

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 5, 2009

Mr. Joel M. Frank
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, NY 10019

   RE: Och-Ziff Capital Management Group LLC
     Form 10-K for the fiscal year ended December 31, 2007
     Filed March 26, 2008
     File #1-133805

Dear Mr. Frank:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

         Sincerely,

         John Cash
         Accounting Branch Chief